Exhibit 99.12

AMENDED AND RESTATED BY-LAW NO. 1

a by-law relating generally to the conduct of the business and affairs of

CANNTRUST HOLDINGS INC.

(hereinafter called the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

I.           INTERPRETATION

1.01	In this by-law, unless the context otherwise clearly requires:

(a)	"Act" means the Business Corporations Act (Ontario) and includes the Regulations made pursuant thereto, as amended from time to time;

(b)	"Articles" means the Articles of Incorporation of the Corporation as then in force;

(c)	"board" means the board of directors of the Corporation, or if there shall only be one director of the Corporation at any particular time, such director, and all references herein to the directors or the board means the directors of the Corporation acting as such or any duly empowered committee of the board;

(d)	"by-laws" means all by-laws, including special by-laws, of the Corporation as amended from time to time;

(e)	"Corporation" means this Corporation;

(f)	"person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation and a natural person in his capacity as trustee, executor, administrator or other legal representative.

1.02        In this by-law where the context permits words importing the singular include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

1.03       All words and terms appearing in this by-law which are defined by the Act as having a particular meaning shall be deemed to have the same meanings they are respectively thereby defined as having, unless the context otherwise reasonably requires.

II.          DIRECTORS

2.01       Place of Meetings. Meetings of the board may be held at the place where the registered office of the Corporation is then located, or at any place within Metropolitan Toronto; and may be held at any other place within or outside of Ontario with the written consent of all of the directors for the time being of the Corporation. Subject to the foregoing, a majority of the meetings of the board held in any financial year of the Corporation need not be held at places within Canada.

2.02       Calling of Meetings. Meetings of the board may be called for the transaction of any business by the Chairman, the President or a Vice-President who is a director, or any two directors, and the Secretary shall by written notice call meetings when directed or authorized by the Chairman, the President, any Vice-President who is a director, or any two directors. Written notice of the time and place for the holding of every meeting of the board specifying the general nature of the business to be transacted at the meeting shall be sent to every director of the Corporation not less than 48 hours (excluding Sundays and holidays) before the time when the meeting is to be held and need not be given on any longer notice. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

2.03       Regular Meetings. The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting.

2.04       Chairman. The chairman of any meeting of the board shall be the first-mentioned of such of the following officers as has then been appointed and who is then a director and is present at the meeting.

Chairman of the Board President

A Vice-President who is then a director, if there shall be not more than one Vice-President who is a director, and the most senior of those Vice-Presidents who are then directors, if more than one Vice-President is a director and if no such officer is present, the directors present shall choose one of their number to act as the chairman of the meeting.

2.05       Votes to Govern. At all meetings of the board, every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes on any question at a meeting of the board, the chairman of the meeting shall not be entitled to a second or casting vote.

2.06       Remuneration. Any remuneration of the directors fixed by the board shall, in the absence of a provision to the contrary set forth in the resolution of the board fixing the same, be in addition to any salary or professional fees payable to a director who serves the Corporation in any other capacity. In addition, the directors shall be paid such sums as the board may from time to time determine in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties.

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2.07       Quorum At Meetings. The quorum at a meeting of the directors shall be as provided for in the Act.

2.08       Electronic or Telephonic Attendance. Subject to the Act, a director may attend a board meeting entirely by means of a telephonic, electronic or other communication facility permitting adequate communication among participants at the meeting.

2.9       Limitation of Liability. No director or officer of the Corporation shall be liable as such for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error in judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

2.10       Indemnity of Directors and Officers. Except as provided in the Act, every director and officer of the Corporation, every former director and officer of the Corporation, and every person who acts or acted at the Corporation's request as a director or officer of another corporation of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, shall at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of or having been a director or officer of the Corporation or such other corporation if, (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

2.11       Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 2.10 against any liability incurred by such person

(a) in the person's capacity as a director or officer of the Corporation; or

(b) in the person's capacity as a director or officer, or similar capacity, of another entity, if the person acts or acted in that capacity at the request of the Corporation.

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III.           OFFICERS

3.01       Term, Remuneration or Removal. The terms of employment and remuneration of all officers of the Corporation shall be determined from time to time by resolution of the board or designated committee thereof. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration. All officers shall be subject to removal by resolution of the board at any time with or without cause.

3.02       Officers. Nothing contained in this section 3 shall be in limitation of the powers conferred upon the board by the Act to designate the offices of the Corporation, appoint officers, specify their duties and delegate them powers to manage the business and affairs of the Corporation. In the absence of any provision to the contrary contained in any resolution of the board, the persons appointed to the following respective offices shall have the following respective duties and powers, but, for certainty, the board may from time to time vary, add to, withhold, or limit the powers and duties of any officer or officers:

(a)       Chairman of the Board - the Chairman of the Board, if one shall be appointed, shall be a director of the Corporation. The Chairman of the Board shall preside at each meeting of the board at which he is present and shall preside as Chairman of each meeting of the shareholders at which he is present. Unless his power as chief executive officer of the Corporation shall have been withheld by the board, the Chairman of the Board shall be the chief executive officer of the Corporation and as such shall be charged, subject to the authority of the board, with the general supervision of the business and affairs of the Corporation.

(b)       President - the board shall at all times have elected or appointed a President. The President need not be a director of the Corporation. As such,subject to the supervision, control and direction of the Chairman of the Board, so long as one shall have been elected and his authority as the chief executive officer of the Corporation shall not have been withheld, and subject to the authority of the board, the President shall be charged with the general supervision of the day-to-day business and affairs of the Corporation, and subject as aforesaid the President shall have the power to appoint or remove any and all officers, employees and agents of the Corporation not elected or appointed directly by the board and to settle the terms of their employment and remuneration. The President shall exercise all of the powers and be charged with all of the duties of the office of Chairman of the Board during those respective periods of time during which such office shall be vacant. In the absence of the Chairman of the Board, if one has then been elected, the President shall preside as chairman of each meeting of the board at which he is present and acting as a director and as chairman of each meeting of the shareholders at which he is present. During the absence or inability of the Chairman of the Board, if one has then been elected, the President may perform the other duties and exercise the other powers of that office, if any, and if the President shall perform any of such duties or exercise any of such powers the absence or inability of the Chairman of the Board shall be presumed with respect thereto. If the authority of the Chairman of the Board to act as chief executive officer of the Corporation shall have been withheld by the board, the President shall also be the chief executive officer of the Corporation and as such charged, subject to the authority of the board, with the general supervision of the business and affairs of the Corporation.

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(c)       Secretary - the board shall at all times have elected or appointed a Secretary. The Secretary shall attend all meetings of the board and the shareholders and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; he shall give, or cause to be given, when instructed, notices required to be given to shareholders, directors, auditors and others entitled to notices of meetings; he shall be the custodian of the corporate seal of the Corporation, if the Corporation has a corporate seal, and of all books, papers, records, documents or other instruments belonging to the Corporation; and he shall perform such other duties as may from time to time be prescribed by the board.

(d)       Chief Financial Officer - the board shall at all times have appointed a Chief Financial Officer, who shall keep, or cause to be kept, proper accounting records as required by the Act; he shall deposit or cause to be deposited all monies received by the Corporation in the Corporation's bank account; he shall, under the direction of the chief executive officer of the Corporation and the board, supervise the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board, whenever required, an account of all his transactions as Chief Financial Officer and of the financial position of the Corporation; and he shall perform such other duties as may from time to time be prescribed by the board.

(e)       Vice-President - the board may from time to time appoint one or more Vice-Presidents. The Vice-President, or if there are more than one, the Vice-Presidents in order of seniority (as determined by the board) shall be vested with all of the powers and shall perform all of the duties of the President in the absence or disability or refusal to act of the President, except that a Vice-President shall not preside at meetings of the board or of the shareholders except as may be specifically provided in the Corporation's by-laws. If a Vice-President exercises any duty or power of the President, the absence or inability of the President shall be presumed with reference thereto. A Vice-President shall also perform such other duties and exercise such other powers as the President may from time to time delegate to him or the board may prescribe.

(f)       Other Officers - the duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

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3.03       Agents and Attorneys. The board shall have the power from time to time to appoint agents or attorneys for the Corporation within or outside of Ontario with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

IV.           SHAREHOLDERS

4.01       Who is to Preside At Meetings. The Chairman of the Board or, in his absence, the President, or in his absence a Vice-President who is a director, shall preside as Chairman at any meeting of shareholders, but if there is no Chairman of the Board, the President or such Vice-President, or if at a meeting none of them is present within fifteen minutes after the time appointed for the holding of the meeting, the shareholders present shall choose a person from their number to be the Chairman.

4.02       Persons Entitled To Be Present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and officers of the Corporation and the auditor of the Corporation and others who although not entitled to vote are entitled or required under any provision of the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of the meeting.

4.03       Scrutineers. At each meeting of shareholders one or more scrutineers may be appointed by a resolution of the meeting or by the Chairman of the meeting with the consent of the meeting to act as scrutineers at the meeting. Such scrutineers need not be shareholders of the Corporation.

4.04       Quorum At Meetings. A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, together representing at least twenty percent (20%) of the issued and outstanding shares entitled to be voted at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholder or shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the shareholders present may determine, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

4.05       Meeting Held by Electronic Means. The board may determine that a meeting of shareholders shall be held, subject to the Act, entirely by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link and webcasting, that permits all participants to communicate with each other adequately during the meeting.

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4.06       Votes. Every question submitted to any meeting of shareholders shall be decided by a show of hands unless, at any time before the termination of the meeting, a ballot is ordered by the chairman or demanded by a shareholder, its representative or proxyholder, either before or after any vote by show of hands. If at any meeting a ballot is to be taken, it shall be taken in such manner and either at once or after adjournment as the chairman directs. The result of a ballot shall be deemed to be a resolution of the meeting at which the ballot was taken whether or not a vote by way of a show of hands had previously been taken on the same question. Notwithstanding the foregoing, any vote may be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility if the Corporation makes such a communication facility available.

4.07       Advance Notice for Nomination of Directors. Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a "Nominating Shareholder") (i) who, at the close of business on the date of the giving of the notice provided for below in this section 4.07 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this section 4.07:

a)	in addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 4.07;

b)	to be timely, a Nominating Shareholder's notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (B). In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above;

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c)	to be in proper written form, a Nominating Shareholder's notice to the secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (b) as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws;

d)	no person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 4.07; provided, however, that nothing in this section 4.07 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded;

e)	for purposes of this section 4.07, (i) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) "Applicable Securities Laws" means the Securities Act (Ontario) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada; and

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f)	Notice given to the secretary of the Corporation pursuant to this section 4.07 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

V.           SHARES

5.1       Transfer Agent and Registrar. The Board may from time to time appoint a registrar to maintain any securities register and a transfer agent to maintain the register of transfers of such securities and may also appoint one or more branch registrars to maintain branch security registers and one or more branch transfer agents to maintain branch registers of transfers, and any one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

5.02       Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

VI.       DIVIDENDS

6.01       Payment. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or any one of them to the order of each registered holder of shares of the class in respect of which it has been declared, which cheque may be mailed by prepaid ordinary mail to such registered holder at his last address appearing on the records of the Corporation. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and if more than one address appears in the books of the Corporation in respect of such joint holders the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum represented thereby, unless such cheque shall not be paid on presentation. Upon proof being given to the Corporation of the non-receipt of any such cheque by the person to whom it was so sent, as aforesaid, and upon satisfactory indemnity being given to the Corporation in that regard, the Corporation shall issue to such person a replacement cheque for a like amount.

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VII.           FINANCIAL YEAR

7.01       The financial or fiscal year of the Corporation shall be as determined from time to time by the Board.

VIII.           NOTICES

8.01       Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person, or any error in any notice not affecting the substance thereof, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

8.02        Notice to Joint Shareholders. All notices with respect to any shares registered in the name of more than one holder may if more than one address appears in the records of the Corporation in respect of such holders be given to such holders at the first address so appearing, and notice so given shall be sufficient notice to all of the holders of such shares.

8.03       Persons Entitled by Death or Operation of Law. Every person who by operation of law, by transfer, by the death of a shareholder, or otherwise, becomes entitled to shares, is bound by every notice in respect of such shares which has been duly given to the registered holder of such shares prior to the name and address of such person being entered on the records of the Corporation as the holder of such shares.

8.04       Method of Giving Notices. Subject to the Act, any notice (which term includes any communication or other document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer or auditor may be given and, if so given, shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary mail (except in the event of an actual or threatened stoppage or slow-down in mail delivery, in which case an alternate method of giving notice shall be used) or if sent to him at his recorded address (which term shall include his recorded facsimile number or electronic mail address) by means of any prepaid transmitted or recorded communication, including by means of telecopy, facsimile, e-mail or otherwise by electronic means. A notice so delivered shall be deemed to have been given and received when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received at the time it would be delivered in the ordinary course of mail, unless there are reasonable grounds for believing that the person to whom it is delivered or mailed did not receive the document within that time or at all. A notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or transmitted by or on behalf of the Corporation, and shall be deemed to have been received at the same time, unless there are reasonable grounds for believing that the person to whom it is sent did not receive the notice within that time or at all. Notwithstanding the foregoing, any notice so delivered (other than by prepaid ordinary mail), dispatched or transmitted to the recorded address after 5:00 p.m. local time at the place of delivery or on a Saturday, Sunday or banking holiday (a "non-business day") at the place of delivery, shall be deemed to have been received at 8:00 a.m. local time on the first day thereafter that is not a non-business day. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him or her to be reliable. Nothing in this section shall be construed as precluding the giving of notice by the Corporation in any other manner.

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IX.           EXECUTION OF DOCUMENTS

9.01       Deeds, transfers, assignments, contracts and obligations of the Corporation may be signed by any two of the directors and officers and all such documents so signed shall be binding upon the Corporation without any further formality. Notwithstanding the foregoing, the board may at any time and from time to time direct the manner by which any particular deed, transfer, contract or obligation or any class of deeds, transfers, contracts or obligations may be signed.

9.02       Seal. Any person authorized to sign any document may affix the corporate seal of the Corporation thereto, if the Corporation has a corporate seal.

X.           EFFECTIVE DATE

10.1       This by-law comes into force upon confirmation by the shareholders of the Corporation in accordance with the Act.

ENACTED as of the 19th day of June, 2017.

/s/ Eric Paul	/s/ Stan Abramowitz
Eric Paul	Stan Abramowitz
President	Secretary

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